March 21, 2025

Carter Glatt
Chief Executive Officer, Director and Chairman
Dune Acquisition Corporation II
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

        Re: Dune Acquisition Corporation II
            Registration Statement on Form S-1
            Filed March 7, 2025
            File No. 333-285639
Dear Carter Glatt:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 7, 2025
Cover Page

1. Regarding your new disclosures about the NMSI private placement warrants, we note that the warrant agreement does not contain the provision requiring the separate consent of a majority of NMSI holders to approve any forfeiture, transfer, exchange or amendment of such warrants in connection with a business combination. Please advise or reconcile. Please also address whether such approval, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.

2. Clarify when the NMSI private placement warrants will be purchased by the non-
       managing sponsor investors. Disclosure on the cover page states that this will take place simultaneously with the closing of the offering, however, disclosure on page
       1 states that the NMSI private placement warrants will be distributed upon closing
 March 21, 2025
Page 2

       of your initial business combination. Also clarify whether the non-managing sponsor members will hold the NMSI private placement warrants directly, or whether they will be held indirectly through the sponsor. For example, disclosure on the cover page states that the NMSI private placement warrants will be purchased indirectly through the purchase of non-managing sponsor membership interests, however, disclosure on the cover page also indicates that the NMSI private placement warrants may be held directly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ari Edelman, Esq.